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                                                                    Exhibit 15.5

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-111310 and File No. 333-10570) of our report dated March 1, 2004, on the consolidated financial statements of A.M.T. Advanced Metal Technologies Ltd. appearing in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2003.


/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 21, 2004